UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Compass Minerals International, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

20451N101

(CUSIP Number)

Koch, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn: Raffaele G. Fazio

(316) 828-8310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Koch Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Effective August 1, 2024, pursuant to an internal reorganization, Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”) ceased to own equity interests, directly or indirectly, of KM&T Investment Holdings, LLC (“KM&T Investment”), and Koch, Inc. became the indirect ultimate parent company of both KM&T Investment and KII. Accordingly, KII no longer has (or shall be deemed to have) beneficial ownership of any shares of common stock, par value $0.01 per share (the “Public Shares”), of Compass Minerals International, Inc. (the “Issuer”) held by KM&T Investment.

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1	NAMES OF REPORTING PERSONS KM&T Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,034,609 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,034,609 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,034,609 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.02% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents 7,034,609 Public Shares held by KM&T Investment.
(2)	Calculated using 41,333,826 Public Shares deemed outstanding as of May 10, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024.

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1	NAMES OF REPORTING PERSONS Koch, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,034,609 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,034,609 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,034,609 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.02% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents 7,034,609 Public Shares held by KM&T Investment. These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.’s indirect beneficial ownership of KM&T Investment.

(2)	Calculated using 41,333,826 Public Shares deemed outstanding as of May 10, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024.

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Explanatory Note

This Amendment No. 1 to a Statement on Schedule 13D (this “Schedule 13D Amendment”) relates to the shares of common stock, par value $0.01 per share (the “Public Shares”), of Compass Minerals International, Inc., a Delaware corporation (the “Issuer”), and amends and restates the initial statement on Schedule 13D filed by certain of the Reporting Persons identified therein on October 21, 2022 (as amended and restated by this Amendment, the “Schedule 13D”).

The filing of this Schedule 13D Amendment and the information contained in the Schedule 13D shall not be construed as an admission that any of Koch Minerals & Trading, LLC (“KM&T”), Koch Solutions, LLC (“Koch Solutions”), Koch Companies, LLC (“KCLLC”), or Koch, Inc. is for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Public Shares of the Issuer. The Issuer’s principal executive offices are located at 9900 West 109th Street, Suite 100, Overland Park, KS 66210. The Public Shares are listed on The New York Stock Exchange and trade under the symbol “CMP.”

Item 2.	Identity and Background

This Schedule 13D Amendment is being filed jointly by KM&T Investment Holdings, LLC (“KM&T Investment”), KM&T, Koch Solutions, KCLLC, Koch, Inc., and Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”) (each a “Reporting Person,” and collectively, the “Reporting Persons”).

(1) KM&T Investment is a Delaware limited liability company and a subsidiary of KM&T. KM&T Investment is principally engaged in the business of holding investments on behalf of KM&T and its affiliates.

(2) KM&T is a Delaware limited liability company and a subsidiary of Koch Solutions. KM&T is principally engaged in the business of commodity trading.

(3) Koch Solutions is a Delaware limited liability company and a subsidiary of KCLLC. Koch Solutions is principally engaged as a holding company for KM&T and other subsidiaries engaged in a wide variety of business activities, including shipping, logistics and the provision of related and other services.

(4) KCLLC is a Delaware limited liability company and a subsidiary of Koch, Inc. KCLLC is principally engaged as a holding company for Koch Solutions.

(5) Koch, Inc. is a privately-held Kansas corporation that owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control systems; electronics, software and data analytics; minerals; glass; automotive components; commodity trading; and investments.

(6) KII is a Kansas limited liability company that is principally engaged as a holding company of certain companies indirectly owned by Koch, Inc.

KM&T Investment is beneficially owned by KM&T, KM&T is beneficially owned by Koch Solutions, Koch Solutions is beneficially owned by KCLLC and KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments.

Koch, Inc., KCLLC, Koch Solutions and KM&T may be deemed to beneficially own the Public Shares held by KM&T Investment by virtue of (i) Koch, Inc.’s beneficial ownership of KCLLC, (ii) KCLLC’s beneficial ownership of Koch Solutions, (iii) Koch Solutions’ beneficial ownership of KM&T, and (iv) KM&T’s beneficial ownership of KM&T Investment.

As a result of an internal reorganization, the filing of this Schedule 13D Amendment represents the final amendment to the Schedule 13D for KII and constitutes an exit filing for KII.

The filing of this Schedule 13D Amendment shall not be construed as an admission that any of KM&T, Koch Solutions, KCLLC, Koch, Inc. or KII is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D Amendment.

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The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220. Set forth on Schedule A is the name and present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The business address for each of the directors, managers and executive officers listed on Schedule A, and the name and address of any corporation or other organization in which each such director’s, manager’s or executive officer’s employment is conducted, is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of, and all of the directors, managers and executive officers listed on Schedule A are citizens of, the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On September 14, 2022, Issuer entered into a Stock Purchase Agreement with KM&T (and together with certain of its affiliates as outlined in the Stock Purchase Agreement, the “Investor”), pursuant to which Issuer agreed to issue and sell in a private placement to KM&T 6,830,700 Public Shares (the “Issued Shares”) at a per share purchase price of approximately $36.87 for an aggregate purchase price of $251,751,313 (the “Private Placement”). On October 18, 2022 (the “Closing Date”), Issuer completed the Private Placement with KM&T. As of the Closing Date, KM&T Investment beneficially owned 7,034,609 Public Shares.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit 99.1 to this Schedule 1 3D and incorporated by reference herein.

The acquisitions of Public Shares were funded with the working capital of KM&T.

Item 4.	Purpose of Transaction

The responses set forth in Item 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons acquired Public Shares for investment purposes. The Reporting Persons review their investment in the Issuer on a continuing basis, and may determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, or (2) to dispose of all or a portion of the securities of the Issuer owned by them through public offerings (including pursuant to a resale registration statement to be filed by the Issuer) or private transactions, in each case, as permitted by the Stock Purchase Agreement, or (3) to take any other available course of action.

From time to time, the Reporting Persons intend to engage in discussions with the Board of Directors of the Issuer (the “Board”) and/or members of the Issuer’s management team concerning a broad range of operational and strategic matters, including, without limitation, the Issuer’s business, operations, capital structure, governance, management, and strategy as well as potential financings, business combinations, strategic alternatives, and other matters concerning the Issuer, including transactions and commercial arrangements in which the Reporting Persons may seek to participate and potentially engage. The Reporting Persons may communicate with other stockholders or third parties regarding the foregoing, subject to the terms of the Stock Purchase Agreement.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

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Except as set forth in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Schedule 13D Amendment is incorporated by reference in its entirety into this Item 5.

(a) and (b) – As of the date hereof, the Reporting Persons (other than KII) hold 7,034,609 Public Shares, representing approximately 17.02% of the outstanding Public Shares. The percentage of the outstanding Public Shares held by the Reporting Persons is calculated using 41,333,826 Public Shares deemed outstanding as of May 10, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024.

(c) – Except as set forth in this Schedule 13D Amendment, no transactions in the Public Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date hereof.

(d) – Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) – Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

The information set forth in Items 2, 3 and 4 hereof are incorporated herein by reference.

The Stock Purchase Agreement contains additional post-closing covenants, including those described below.

Under the terms of the Stock Purchase Agreement, Investor has the right to appoint two designees (the “Investor Designees”) to the Board subject to the reasonable prior consent of the Board’s Nominating/Corporate Governance Committee. So long as Investor and its permitted transferees collectively beneficially own Public Shares representing (i) at least 15% of the outstanding Public Shares, Investor will be entitled to designate two Investor Designees, and (ii) less than 15% and at least 10% of the outstanding Public Shares, Investor will be entitled to designate one Investor Designee. Pursuant to the terms of the Stock Purchase Agreement, the Investor has designated each of Vance Holtzman and Shane Wagnon as Investor Designees to the Board.

During the period when Investor continues to beneficially own in the aggregate Public Shares representing at least 10% of the aggregate outstanding Public Shares (the “Ownership Period”), the Investor will be obligated to vote its Public Shares (a) in favor of each director recommended by the Board, (b) against any stockholder nominations for directors not recommended by the Board, (c) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm, (d) in favor of the Issuer’s “say-on-pay” and “say-on-frequency” proposals, if applicable, and any proposal by the Issuer relating to executive compensation as recommended by the Board, and (e) against any proposal from certain “activist” stockholders that is not approved or recommended by the Board (or a duly authorized committee thereof).

Under the terms of the Stock Purchase Agreement, the Investor will also be bound by customary transfer and standstill restrictions, and be afforded certain preemptive rights, customary information rights and customary registration rights with respect to the Public Shares beneficially owned by the Investor. In particular, the Investor (a) will be prohibited, subject to certain customary exceptions, from transferring any Issued Shares for 12 months following the Closing, and (b) during the Ownership Period, will be subject to certain standstill restrictions, including that the Investor will be restricted from acquiring additional equity securities of the Issuer if such acquisition would result in Investor acquiring beneficial ownership of more than 19.99% of the Issuer’s Public Shares. In addition, during the Ownership Period, in the event that the Issuer proposes to make any offering of any equity securities, or instrument convertible into or exchangeable for any equity securities, of the Issuer or any of its subsidiaries, the Investor will have preemptive rights to acquire its pro rata portion, based on the number of Public Shares held by the Investor compared to the outstanding Public Shares, with respect to such proposed issuance and sale.

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On September 21, 2023, the Issuer filed a Registration Statement on Form S-3 (Registration No. 333-274622), which was declared effective by the Securities and Exchange Commission on September 29, 2023, to register the resale of the Public Shares held by the Investor pursuant to the Stock Purchase Agreement.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and incorporated by reference herein.

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Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1*	Stock Purchase Agreement, dated as of September 14, 2022, by and between Compass Minerals International, Inc. and Koch Minerals & Trading, LLC (incorporated by reference to Exhibit 10.1 of Compass Minerals International, Inc.’s Current Report on Form 8-K, filed with the SEC on September 14, 2022).

99.2	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

*	Previously filed.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2024
KM&T Investment Holdings, LLC

	By:	/s/ Vance Holtzman
	Name:	Vance Holtzman
	Title:	Vice President

Koch Minerals & Trading, LLC

	By:	/s/ Vance Holtzman
	Name:	Vance Holtzman
	Title:	Vice President - Investments

Koch Solutions, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

Koch Companies, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

Koch, Inc.

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

Koch Industries, LLC

	By:	/s/ Michael F. Zundel
	Name:	Michael F. Zundel
	Title:	Assistant Secretary

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Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Executive Officers of KM&T Investment Holdings, LLC

Name	Position
Hand, Joseph	President

Holtzman, Vance	Vice President

Chisholm, Jon	Vice President

Wagnon, Shane	Vice President

Rather, John	Secretary

Doty, Randa	Treasurer

Executive Officers of Koch Minerals & Trading, LLC

Name	Position

Luetters, Mark E.	President

Lindwall, Rodger E.	Vice President - Chief Financial Officer

Seiler, David	Vice President - Operations/Compliance

Holtzman, Vance	Vice President - Investments

Sackett, Mike S.	Vice President - Compliance & Ethics

Vermeeren, Matthew V.	Vice President, General Counsel and Secretary

Doty, Randa	Controller

Riley, Denise	Treasurer

Rather, John	Assistant Secretary

Managers and Executive Officers of Koch Solutions, LLC

Name	Position

Dinkel, Richard K.	President

Goering, Ross A.	Vice President

Stiles, Dory	Vice President

Fazio, Raffaele	Vice President

Fazio, Raffaele	Secretary

Palmer, Kristi	Controller

Goering, Ross A.	Treasurer

Dinkel, Richard K.	Manager

Hannan, James B.	Manager

Razook, Bradley J.	Manager

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Managers and Executive Officers of Koch Companies, LLC

Name	Position
Robertson, David L.	Chief Executive Officer and Manager

Hannan, James B.	President and Chief Operating Officer and Manager

Razook, Bradley J.	Executive Vice President and Manager

Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Manager

Geoffroy, Raymond F., III	General Counsel and Secretary

Goering, Ross A.	Treasurer

Fazio, Raffaele G.	Assistant Secretary

Fitzsimmons, Adam	Assistant Secretary

Directors and Executive Officers of Koch, Inc.

Name	Position
Koch, Charles G.	Chairman of the Board and Co-Chief Executive Officer and Director

Robertson, David L.	Vice Chairman of the Board and Co-Chief Executive Officer

Hannan, James B.	President and Chief Operating Officer and Director

Razook, Bradley J.	Executive Vice President & Chief Executive Officer - Resources

Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Director

Koch, C. Chase	Executive Vice President - Origination and Partnerships and Director

Geoffroy, Raymond F., III	Senior Vice President - General Counsel and Secretary

Luetters, Mark E.	Senior Vice President - Ag, Energy and Trading

Ellender, Philip G.	Vice President - Government and Public Affairs

Dotson, David C.	Vice President - Engineered Solutions

May, David J.	Vice President - Investment Management

Bushman, Randall A.	Vice President - Pension and Investments

Chennault-Reid, Cara	Vice President - Human Resources

Corrigan, Sheryl	Vice President - Environmental, Health and Safety

Palmer, Kristi	Controller

Cooley, Jenny	Assistant Secretary

Fazio, Raffaele G.	Assistant Secretary

Fitzsimmons, Adam	Assistant Secretary

Flesher, Gregory W.	Director

Koch, Julia F.	Director

Marshall, Elaine T.	Director

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Managers and Executive Officers of Koch Industries, LLC

Name	Position
Razook, Bradley J.	Chairman and Manager

Ramsey, Jeffrey P.	President and Manager

Geoffroy, Raymond F. III	Secretary

Cooley, Jenny	Assistant Secretary

Zundel, Michael F.	Assistant Secretary